

LaLa Gardens Cooperative, LCA

A Demonstration Garden, Artist Residency &

A Hub for Regenerative Applications of Web3 Technology

What Is LaLa Gardens?

LaLa Gardens is a one-acre garden and Limited Cooperative Association in Fort Collins, CO, functioning as a living model for regenerative urban gardening.

Engaged through playful stewardship, balanced relationships, experiential learning and the application of natural law, we shift from an exploitative paradigm into one of reciprocity, successional evolution, abundance, and inter-relationship with the natural world and with each other.

Our focus is developing a catalyst hub for regeneration with welcoming, fun, and functional experiences that make any community we call home interconnected as an ecosystem.

Why Is It Important?

Supporting natural systems of regeneration and redundancy is the avenue by which we come to understand our place within these systems, offering us a key to nothing less than the gate to abundant gardens, starting here at LaLa Gardens.

Practicing cooperative values together gives visibility to the process of stewarding a regenerative place, while implementing and catalyzing cultural shifts towards thrivability.

Using Web3 technology to support cooperative living, natural farming, decentralized governance and finance, and systems that reward contributors driving impact, LaLa Gardens shows rooted application of regenerative practices.

Web3 Applications



NFTs: NFTs ("Microbe Heroes") are being granted to track members' contributions & reward them via avenues described in the Whitepaper, including badges, POAPs & NFT airdrops. LaLa Gardens is a co-founder of the platform that developed its NFTs: Regen Garden

Seeds: Participating in Seeds as a project in Regen Civics and Regen Living DHO (a Seeds Commons member). LaLa Gardens is selling products & services for Seeds & adopting its new tokenomics model as a "Rainbow" Seed to fuel its ecosystem & manage members

Permatours: Operating as a HQ & site for Permatours in-person and online educational offerings where contributors earn Seeds

Bloom Network: Functioning as a local Bloom or catalyst hub for increasing the visibility of local regenerative groups in fort collins via media, leadership training, & festivals

Hypha: Preparing to leverage Hypha for DAO management & LaLa Coin distribution

Revenue Streams

Listed in order based on what is projected to be the most profitable:

memberships, educational curriculums (online & in person), events & retreats, products cultivated by members, & rentals (guests visiting)

...focused on natural farming, composting, the economy of ecology, soil building with goats, working with fermented clay, herbalism, Web3, womens & mens circles, healing & self-care, galleries, poetry, fashion shows, movie nights, marketplaces, ceremony, garden games, & more.

	Year 1	Year 2	Year 3	Year 4	Year 5
Net Revenue	$611,738	$672,867	$751,037	$811,141	$877,255
Cost of Goods Sold (COGS)	$136,296	$163,555	$196,266	$235,519	$282,623
Operating Expenses	$283,622	$213,847	$248,815	$235,930	$259,523
Cash Flow Before Loans	$191,820	$487,284	$793,240	$1,132,931	$1,468,039
Cash Flow After Loans	-$679,180	-$191,895	$601,344	$1,734,275	$3,202,314

See detailed financials here.

LaLa Gardens Financial Status & Needs

We are raising $169K to avoid foreclosure on the LaLa Gardens property - accepting loans through <u>Mainvest</u> and selling <u>memberships</u>, <u>products</u>, & <u>tickets</u> to our 3-day cooperative grand opening retreat.

The collateral on loans made is equity in the $700K property.

After paying off this debt, the current owner, Christina Trout, will transfer ownership to LaLa Gardens Cooperative, LCA.

How Can You Participate?

Join as a member to receive <u>Microbe Heroes NFTs</u> & 10% off of <u>what's offered by the cooperative</u>.

Steward Members (voting) - admission to events (in-person & online), varied on-site garden participation including incubators, products, certifications and short stays. ($150 yearly fee)

Trade-Route Members (voting) - on-site garden & event co-hosting, including above Steward amenities. Supportive of expression of wisdom through art, entertainment & regenerative practices. ($200 yearly fee)

Hero Members (voting) - the above cooperative offerings, plus seasonal subscription boxes reflecting garden abundance including natural farming applications. ($333 seasonal fee)

Resident Members (voting) - all cooperatives offerings including curated, custom & incubated residencies according to case by case moldable agreements with 3, 6 & 1 year reviews of contract.

Ally Members (non-voting) - receive 0%, 3%, or 6% interest on your loan (minimum $100 investment). Soon to be accepting loans via <u>mainvest</u>.

Join Us IRL!

See Event Details & RSVP Here.







LA LA GARDENS COOPERATIVE
PRESENTS
seeds
HOME IN THE GROUND
A 3-DAY RETREAT & CAMPOUT
INOCULATING THE LAUNCH OF
LALA GARDENS COOPERATIVE, LCA
FORT COLLINS, CO, U.S.A.
7/29/22 - 8/1/22
PERMA TOURS.ORG
REGEN GARDEN
Neverland Night
MICROBE HEROES
QUONSET HUT HEMP CO-OP
LaLaCoin
WWW.LALAGARDENS.ORG



With Gratitude,

LaLa Gardens Cooperative

Presented by LaLa Gardens Co-Op Member, Syd Harvey Griffith

sydney.griffith123@gmail.com

561-699-0030